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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McFadden Farrell & Smith LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 17th Floor
(No. and Street)

New York (City) N.Y. (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Aprilante (212) 618-0977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coppers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue Of The Americas (Address) N.Y. (City) N.Y. (State) 10036 (Zip Code)

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED
MAR 03 2003
PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 20 2003

OATH OR AFFIRMATION

I, Alan Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McFadden, Farrell & Smith, LP, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2005

General Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

McFadden, Farrell & Smith, L.P.

Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of McFadden,
Farrell and Smith, L.P.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of McFadden, Farrell & Smith, L.P. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2003

McFadden, Farrell & Smith, L.P.
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	173,232
Receivable from clearing broker		612,755
Furniture, fixtures, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $326,350)		69,748
Other assets		71,450
Total assets	$	927,185
Liabilities and Partners' Capital		
Liabilities		
Employee and partner compensation and benefits payable	$	460,754
Accrued expenses and other liabilities		67,828
Total liabilities		528,582
Partners' capital		398,603
Total liabilities and partners' capital	$	927,185

The accompanying notes are an integral part of this financial statement.

1. Organization and Significant Accounting Policies

McFadden, Farrell & Smith, L.P. (the "Company") is a partnership formed pursuant to the laws of the State of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers Inc. (the "NASD"). The Company acts primarily as an interdealer broker of fixed income securities.

The Company records transactions in securities and revenues and expenses on a trade date basis. The Company clears its transactions through another broker-dealer on a fully disclosed basis.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized on a straight-line basis over the life of the related leases.

Cash equivalents consists of money market instruments.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Receivable from Clearing Broker

The Company's securities transactions are cleared through one broker. The clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete security transactions.

3. Regulatory Requirements

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $257,396, which exceeded the minimum requirement by $157,396.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission since the Company's activities are limited to those set forth in the condition for exemption appearing in subsection (k)(2)(ii) of that Rule.

4. Income Taxes

As a partnership, the Company is not subject to federal and state income taxes. The Company is subject to New York City Unincorporated Business Tax.

5. Related Party Transactions

An affiliate provides the Company with various services including payroll, use of office space and telecommunications equipment for which the Company is allocated expenses based upon actual costs incurred.

6. Employee Benefit Plan

The Company has a 401(k) profit-sharing plan. The Company made no contributions for the year ended December 31, 2002.

7. Estimated Fair Value of Financial Instruments

Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as such financial instruments are either recorded at market value or are short term in nature.

8. Financial Instruments with Off Balance Sheet Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions.

The Company may be exposed to off-balance-sheet risk in the event the counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Pursuant to the terms of the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.